Exhibit 21

Subsidiaries of the Registrant

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION/FORMATION	NAME UNDER WHICH IT DOES BUSINESS

Track Group Chile SpA	Republic of Chile	SecureAlert Chile SpA
Track Group, Inc.	State of Delaware	SecureAlert Monitoring, Inc.
Track Group – Puerto Rico Inc.	Puerto Rico	International Surveillance Services Corp.
Track Group Americas, Inc.	Utah	Emerge Monitoring Inc.
Track Group Analytics Limited	Canada	G2Research
Track Group International Ltd.	Israel	GPS Global
Emerge Monitoring, Inc.	Florida	Track Group Americas
Emerge Monitoring II LLC.	Florida	Emerge Monitoring II Inc.
Integrated Monitoring Systems, LLC	Colorado	Integrated Monitoring Systems, LLC